                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               ------------------


                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended: December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

    For the transition period from ___________________ to __________________

                    Commission file number: Not yet assigned

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        SPARTA, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SPARTA, INC.
                     23041 AVENIDA DE LA CARLOTA, SUITE 325
                           LAGUNA HILLS, CA 92653-1507

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned, thereunto duly authorized.



                                       SPARTA, INC. PROFIT SHARING PLAN



Date: June 29, 2001                           /s/ Jerry R. Fabian
                                       -----------------------------------------
                                       Jerry R. Fabian, Special Trustee

                     [WARNICK MAESTAS & MARONEY LETTERHEAD]


June 27, 2001

To the Board of Directors of Sparta, Inc.
To the Plan Administrator of the Sparta, Inc. Profit Sharing Plan

We were engaged to audit the financial statements of the Sparta, Inc. Profit Sharing Plan as of December 31, 2000 and December 31, 1999, and for the years then ended, and have issued our report thereon dated May 31, 2001. Professional standards require that we provide you with the following information related to our audits.

As stated in our engagement letter dated January 30, 2001, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with generally accepted accounting principles. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

As part of our audits, we considered the internal control structure of the Sparta, Inc. Profit Sharing Plan. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure.

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Sparta, Inc. Profit Sharing Plan are described in Notes (2) and (6) to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2000. We noted no transactions entered into by the Plan during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

We encountered no significant difficulties in dealing with management in performing our audit.

This information is intended solely for the use of the management of the Plan and should not be used for any other purpose.


                                        Very truly yours,

                                        WARNICK, MAESTAS & MARONEY


                                        By
                                           Ronald J. Maestas

                     [WARNICK MAESTAS & MARONEY LETTERHEAD]

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-45915) of the Sparta, Inc. Profit Sharing Plan of our report dated May 31, 2001 contained in this Report on Form 11-K of the Sparta, Inc. Profit Sharing Plan for the Plan year 2000.


/s/ WARNICK, MAESTAS & MARONEY
------------------------------
WARNICK, MAESTAS & MARONEY
Santa Ana, California
June 27, 2001

                                  SPARTA, INC.
                               PROFIT SHARING PLAN


                              Financial Statements


                      For The Years Ended December 31, 2000
                              And December 31, 1999
                         Together With Auditor's Report

                    [WARNICK, MAESTAS & MARONEY LETTERHEAD]




                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors
Sparta, Inc. Profit Sharing Plan
Laguna Hills, California

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Sparta, Inc. Profit Sharing Plan as of December 31, 2000 and December 31, 1999, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 6, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of December 31, 2000 and December 31, 1999, and the changes in net assets available for plan benefits for the years ended December 31, 2000 and December 31, 1999, on the basis of accounting described in Note 6.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes and transactions in excess of 5% of the current value of plan assets are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WARNICK, MAESTAS & MARONEY


SANTA ANA, CALIFORNIA
May 31, 2001

                        SPARTA, INC. PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEARS ENDED DECEMBER 31, 2000

                              AND DECEMBER 31, 1999



                                     ASSETS

                                                             December 31,     December 31,
                                                                2000             1999
                                                             -----------      -----------
INVESTMENTS, at fair value (Note 2):
  Sparta, Inc. common stock (Notes 4 and 5)                  $46,411,762      $33,861,907
  Corporate stock                                              3,092,380        3,753,487
  Mutual funds and Annuities                                  16,160,332       15,564,880
  Other Assets                                                   147,274          354,645
                                                             -----------      -----------

                      Total investments                       65,811,748       53,534,919
                                                             -----------      -----------

RECEIVABLES:
  Contribution from Sparta, Inc. (Note 1)                        409,412          360,573
  Notes receivable from participants (Note 2)                  1,326,644        1,485,801
  Accrued interest receivable                                    147,126          206,910
  Employee contribution to 401(k) plan (Note 1)                       --           31,075
                                                             -----------      -----------

                      Total receivables                        1,883,182        2,084,359
                                                             -----------      -----------

CASH (Note 2)                                                  6,177,617        5,584,937
                                                             -----------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $73,872,547      $61,204,215
                                                             ===========      ===========




                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEARS ENDED DECEMBER 31, 2000

                              AND DECEMBER 31, 1999

                                                   December 31,     December 31,
                                                      2000              1999
                                                   -----------      -----------
ADDITIONS:

    Contributions -
        Sparta, Inc. (Note 5)                      $ 4,905,120      $ 4,387,479
        Employees (Note 1)                           2,455,206        2,054,804
     Interest and dividend income                    1,822,131        1,081,123
                                                   -----------      -----------

                      Total additions                9,182,457        7,523,406
DEDUCTIONS:

     Benefits paid to participants                   4,201,206        5,906,150
     Administration expenses                            87,706          143,718
                                                   -----------      -----------

                      Total deductions               4,288,912        6,049,868
                                                   -----------      -----------

NET REALIZED AND UNREALIZED APPRECIATION
  IN FAIR VALUE OF INVESTMENTS (Note 2)              7,774,787       10,659,559
                                                   -----------      -----------

                 NET ADDITIONS                      12,668,332       12,133,097

NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                              61,204,215       49.071,118
                                                   -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                                   $73,872,547      $61,204,215
                                                   ===========      ===========




                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEARS ENDED DECEMBER 31, 2000

                              AND DECEMBER 31, 1999


(1) Description of the Plan -

        The profit sharing plan of Sparta, Inc., (the Plan) is a contributory defined contribution plan that covers substantially all employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employer contributions are allocated to participants based on compensation and years of service. The Plan provides for immediate eligibility and 100 percent vesting for all employees who complete more than 1,000 hours of service within the plan year. In addition, the Plan provides for separate, segregated accounts for substantially all participants. Each participant with a segregated account directs the investment activity of such segregated account. In addition, the participants may use the funds in their accounts to purchase shares of Sparta, Inc. stock.

        The amount of the annual contribution to the Plan is determined by the Board of Directors of Sparta, Inc., (the Company) at its discretion. The Company's contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

        Matching contributions may be made on behalf of certain employees of Sparta, Inc. at the discretion of the Board of Directors. These employees may elect to make pre-tax contributions to the Plan ("401(k) deferrals") under
Section 401(k) of the Internal Revenue Code.

        The Plan's investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. CNA Trust Corporation was named trustee of the Plan effective April 12, 1999.

(2) Significant Accounting Policies -

        (a) Accounting Periods Presented -

                The Plan operates on a 52/53 week fiscal year. In 1999 the Plan's fiscal year ended on the Friday nearest to December 31. The plan was amended in 2000 to change the plan year end to the Sunday nearest to December 31. The periods presented in these financial statements are the fiscal years ended December 31, 2000 and December 31, 1999.

        (b) Valuation of Investments -

                Corporate stocks, mutual funds, annuities, government securities, and bonds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

                        SEE INDEPENDENT AUDITOR'S REPORT

                Stock investments in the employer corporation are valued using a quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The value at December 31, 2000 was $16.06 per share based upon the quarterly adjusted formula calculation as of October 23, 2000.

                An independent valuation firm determined that the stock valuation (using the quarterly adjusted formula) was a proper reflection of the fair market value at the valuation date of March 31, 2000. The stock value as determined by the independent valuation firm was $12.97 at March 31, 2000 and was consistent with the value as previously computed using the quarterly adjusted formula. An independent stock valuation was prepared subsequent to the plan year end and was also consistent with the prevailing value using the quarterly adjusted formula.

                The fair value of the commodities were based on the average price traded on the market on the last business day of the plan year.

                The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

                Investments greater than or equal to 5% of plan assets are:

                                          December 31, 2000                 December 31, 1999
                                      --------------------------        --------------------------
                                      Principal                         Principal
                                      Amount or                         Amount or
                                      Number of         Fair            Number of         Fair
                                       Shares           Value            Shares           Value
                                      ---------      -----------        ---------      -----------
Sparta, Inc. Common Stock             2,889,898      $46,411,762        2,824,179      $33,861,907
American Funds Cash
   Management Trust                   5,186,635      $ 5,186,635        3,704,070      $ 3,704,070

                During the plan year, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $10,659,559 and $7,774,787 for the years ended December 31, 1999 and December 31, 2000, as follows:

                                    December 31,       December 31,
                                        2000               1999
                                    ------------       ------------
Sparta, Inc. Common Stock           $ 11,469,421       $  8,483,720
Corporate stock                       (1,095,795)           866,695
Mutual Funds & Annuities              (2,648,181)         1,182,483
Other Assets                              49,342            126,661
                                    ------------       ------------
                                    $  7,774,787       $ 10,659,559
                                    ============       ============




                           SEE INDEPENDENT AUDITOR'S REPORT

                The Plan places a substantial portion of its assets with American Funds Cash Management Trust which includes cash for most investments of the Plan. Among them are the $5,186,635 of temporary cash investments consisting principally of money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation. The Plan administrator and Company management do not believe that the Plan is at risk and that no significant loss will occur.

        (c) Plan Expenses -

                The company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. Administrative fees are deducted from the account of each participant.

        (d) Plan Termination -

                Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

        (e) Participant Loans -

                Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time, not to exceed 5 years. The Plan requires that loans be in compliance with Internal Revenue Code Section 72.

        (f) Plan Benefits -

                A participant becomes eligible to receive a retirement benefit payment equal to 100% of his or her vested account balance upon reaching normal retirement age. The Plan also provides for death, disability and termination benefits, as defined.

                The method of payment shall be a lump-sum distribution of cash except to the extent that the participant elects to have his benefits distributed in kind.

        (g) Estimates -

                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3) Income Tax Status -

        The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).




                        SEE INDEPENDENT AUDITOR'S REPORT

(4) Related Party Transactions -

        The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 2000 and December 31, 1999, the Plan purchased 164,219 and 72,318 shares of the Company, respectively, at prices ranging from $16.06 to $11.99 per share. In addition, during the Plan years ended December 31, 2000 and December 31, 1999, the Plan sold 260,334 and 224,798 shares of the Company, respectively, at prices ranging from $16.06 to $11.99 per share.

(5) Employer Contributions -

        For the year ended December 31, 2000, total contributions made by the employer of $4,905,120 were comprised of 180,575 shares of the Company Stock valued at $2,484,041, with per share prices ranging from $16.06 to $11.99, and cash contributions of $2,421,079.

        For the year ended December 31, 1999, total contributions made by the employer of $4,387,479 were comprised of 209,684 shares of the Company Stock valued at $2,243,612 with per share prices ranging from $11.99 to $9.71 and cash contributions of $2,143,867.

(6) Basis of Accounting -

        The plan's financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

        Under the modified cash basis of accounting expenses are recorded when paid and investment gains and losses are computed under the "revalued method."

(7) Benefit Claims Payable -

        Net assets available for benefits at December 31, 2000 include $5,652,629 allocated to the accounts of participants who, as of or prior to that date, had terminated employment and either remained in the Plan as allowed under the Plan provisions or withdrew completely from participating in the earnings and operations of the Plan.

(8) Information Prepared and Certified by Trustee -

        CNA Trust Corporation, the Plan's trustee, has certified that the financial information for the year ended December 31, 2000 is complete and accurate pursuant to Department of Labor Regulation 29CFR 2520.103-5(c).




                        SEE INDEPENDENT AUDITOR'S REPORT

                        SPARTA, INC. PROFIT SHARING PLAN

                     TRANSACTIONS OR SERIES OF TRANSACTIONS

                         IN EXCESS OF 5% OF PLAN ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                       Principal
                       Amount or
                       Number of      Purchase        Selling           Cost           Gain
                        Shares         Price           Price          (Note 6)        (Note 6)
                       ---------     -----------     ----------      ----------      ----------
SPARTA, INC. STOCK
------------------
Purchases               164,219      $2,143,096

Sales                   260,334                      $3,520,190      $3,138,600      $  381,580












                           SEE INDEPENDENT AUDITOR'S REPORT

  SPARTA, INC. PROFIT SHARING PLAN

     ASSETS HELD FOR INVESTMENT
              PURPOSES

FOR THE YEAR ENDED DECEMBER 31, 2000

  DESCRIPTION                               ASSET TYPE             CURRENT VALUE
  ------------------------------------------------------------------------------

  SHORT-TERM INVESTMENTS
  ----------------------

  American Funds Cash Mgmt Trust             Short Term Investment     5,186,635
  Federated Automated Cash Mgmt Trust        Short Term Investment        17,628
  Canterbury Capital Money Market            Short Term Investment       252,930
  Interest Bearing Cash                      Short Term Investment       720,424
                                                                      ----------
                                                                       6,177,617
                                                                      ==========

  CORPORATE SECURITIES
  --------------------

   Aflac, Inc.                               Common Stock                 21,656
   AK Steel Holdings Corp.                   Common Stock                    665
   AT&T Corp.                                Common Stock                  5,347
   Abercrombie & Fitch Co.                   Common Stock                  2,000
   Adobe Systems, Inc.                       Common Stock                  5,819
   Adtrad, Inc.                              Common Stock                 11,496
   Advanced Digital Info Corp.               Common Stock                  2,300
   Agilent Technologies                      Common Stock                  8,103
   Alcatel Alsthom Sponsored ADR             Common Stock                  9,118
   America Online, Inc.                      Common Stock                 31,738
   American Homestar Corp.                   Common Stock                     56
   Ameritrade Holding Corp.                  Common Stock                  4,200
   Amgen, Inc.                               Common Stock                 15,984
   Apple Computer, Inc.                      Common Stock                 16,363
   Applied Materials, Inc.                   Common Stock                 43,877
   Arvinmeritor, Inc.                        Common Stock                    273
   Atlantic Coast Airlines Holdings, Inc.    Common Stock                  8,175
   Audiovox Corp.                            Common Stock                  1,800
   Avaya, Inc.                               Common Stock                    804
   Aventis Sponsored ADR                     Common Stock                  8,425
   ADR AXA-UAP                               Common Stock                  1,483
   Barnesandnoble.com, Inc.                  Common Stock                     98
   Berkshire Hathaway, Inc.                  Common Stock                 23,540
   Biopure Corp.                             Common Stock                  2,000
   Boeing Co.                                Common Stock                 52,800
   Bombardier, Inc.                          Common Stock                  3,085
   Breakaway Solutions, Inc.                 Common Stock                    598
   Bristol Myers Squibb Co.                  Common Stock                 59,150
   Broadvision                               Common Stock                  3,544
   CDW Computer Centers, Inc.                Common Stock                 16,725

Cnet Networks, Inc.               Common Stock                             1,600
CVS Corp.                         Common Stock                            17,981
Cable & Wireless Pub Ltd Co       Common Stock                             3,987
Calico Commerce, Inc.             Common Stock                                65
Campbell Soup Co.                 Common Stock                             1,385
Caterpillar, Inc.                 Common Stock                             5,867
Cendant Corp.                     Common Stock                             7,565
Central Garden & Pet Co.          Common Stock                             8,937
Ciber, Inc.                       Common Stock                             1,316
Cisco Systems, Inc.               Common Stock                           163,557
Citigroup, Inc.                   Common Stock                            21,702
Cirtrix Systems, Inc.             Common Stock                             9,000
Coca Cola Co.                     Common Stock                            76,294
Campaq Computer Corp.             Common Stock                            14,177
Computer Sciences Corp.           Common Stock                             2,044
Conexant Systems, Inc.            Common Stock                             1,537
Continental American Transn, Inc. Common Stock                                 5
Corning, Inc.                     Common Stock                             1,056
Corvis Corp.                      Common Stock                             7,144
Crossroads Systems, Inc.          Common Stock                               469
Cubist Pharmaceuticals            Common Stock                             8,700
Dell Computer Corp.               Common Stock                            11,945
Delta Air Lines, Inc.             Common Stock                            10,037
Diageo PLC Sponsored ADR          Common Stock                             4,437
Diamond Offshore Drilling         Common Stock                            12,000
Walt Disney Internet Group        Common Stock                            40,484
Duke Energy Corp.                 Common Stock                            25,575
Dundee Precious Metals, Inc.      Common Stock                             3,174
EMC Corp Mass                     Common Stock                            31,654
E Prime Aerospace Corp            Common Stock                             3,955
E Trade Group, Inc.               Common Stock                               737
Earthlink, Inc.                   Common Stock                                15
Eastman Chemical Co.              Common Stock                             1,219
Eastman Kodak Co.                 Common Stock                             5,985
Edulink, Inc.                     Common Stock                               460
Emulex Corp.                      Common Stock                             3,197
Ericsson Lm Tel Co.               Common Stock                            15,662
Exodus Communications             Common Stock                               800
Exxon Mobile Corp.                Common Stock                             8,694
Fed Home Loan Mtg Corp.           Common Stock                             5,648
FedEx Corp.                       Common Stock                             3,996
FS Networks, Inc.                 Common Stock                               950
Finisar Corp.                     Common Stock                             4,350
Fletcher Challenge Bldg.          Common Stock                               173
Fletcher Challenge Ltd.           Common Stock                                 1
Ford Motor Co.                    Common Stock                            15,844
Gateway, Inc.                     Common Stock                            14,392
General Amer Invs, Inc.           Common Stock                            43,272
General Electric Co.              Common Stock                            64,716
General Motors Corp.              Common Stock                             2,547
Genesis Health Ventures, Inc.     Common Stock                               210
Genzyme Corp.                     Common Stock                             9,187
Gillette Co.                      Common Stock                               903
Grupo Televisa Sa De              Common Stock                            22,469

Hewlett Packard Co.                     Common Stock         24,619
Hitachi Ltd.                            Common Stock         17,212
Home Depot, Inc.                        Common Stock         33,215
ICN Pharmaceuticals, Inc.               Common Stock          1,841
Icos Corp.                              Common Stock         46,744
Immucor, Inc.                           Common Stock            537
Indexonly Technologies, Inc.            Common Stock          1,687
Indymac Mtg. Holdings, Inc.             Common Stock          5,900
Infineon Technologies                   Common Stock          2,880
Intel Corp.                             Common Stock         66,198
Intergraph Corp.                        Common Stock          6,000
Intr'l Business Machines Corp.          Common Stock         28,050
International Paper Co.                 Common Stock          1,020
Internet Cap Group, Inc.                Common Stock            656
JDS Uniphase Corp.                      Common Stock         28,806
Jakks Pac Inc.                          Common Stock          1,825
Johnson & Johnson, Inc.                 Common Stock          2,627
KLA Instrs Corp.                        Common Stock          1,684
Keynote Sys Inc.                        Common Stock          6,640
Koninkijke Ahold                        Common Stock          3,347
Koninkijke Philips Electrs              Common Stock         16,784
LSI Logic Corp.                         Common Stock          1,491
Landrys Seafood Restaurants, Inc.       Common Stock          6,836
Lowes Cos., Inc.                        Common Stock          4,450
Lucent Technologies, Inc.               Common Stock         12,960
MTI Technology corp.                    Common Stock            787
Manhattan Scientifics, Inc.             Common Stock          7,500
Medical Assurn Inc.                     Common Stock          5,874
Medtronic, Inc.                         Common Stock         10,143
Mellon Financial Corp.                  Common Stock          3,935
Merck & Co., Inc.                       Common Stock        149,800
Mesa Offshore                           Common Stock            156
Messagemedia, Inc.                      Common Stock            219
Metricom, Inc.                          Common Stock          1,147
Microsoft Corp.                         Common Stock        137,586
Micron Technology, Inc.                 Common Stock          3,550
Minera Andes, Inc.                      Common Stock            293
Morgan JP & Co., Inc.                   Common Stock          7,447
Motorola, Inc.                          Common Stock         31,387
Nasdaq 100                              Common Stock          8,756
Natural Health Trend corp.              Common Stock             62
Network Associates, Inc.                Common Stock          4,187
Netspeak Corp.                          Common Stock            313
New Plan Excel Realty Tr Inc.           Common Stock          2,625
Nexar Technologies, Inc.                Common Stock              2
9178 Communications, Inc.               Common Stock            422
Nokia Corp.                             Common Stock          7,700
Nortel Networks Corp.                   Common Stock         77,752
Novartis                                Common Stock          4,475
Novellus Sys Inc.                       Common Stock         17,969
Ocular Sciences, Inc.                   Common Stock          8,138
Oracle Systems Corp.                    Common Stock         81,375
Orbital Sciences Corp.                  Common Stock          2,063
Painewebber Equity Tr                   Common Stock          1,872

Palm, inc.                         Common Stock         4,955
Parametric Technology Corp.        Common Stock         4,367
Pepsico, Inc.                      Common Stock        11,300
Pfizer, Inc.                       Common Stock        16,560
Phelps Dodge Corp.                 Common Stock         5,860
Philip Morris Cos., Inc.           Common Stock        13,200
Polymer Mining Corp.               Common Stock         4,698
Proctor & Gamble Co.               Common Stock        39,219
Providence & Worchester RR Co.     Common Stock         4,988
Qlogic Corp.                       Common Stock         7,700
Qyalcomm, Inc.                     Common Stock        47,669
RSA Sec Inc.                       Common Stock         2,908
RF Micro Devices, Inc.             Common Stock        13,719
Range Petroleum Corp.              Common Stock           453
Raytheon Co.                       Common Stock         2,900
Realty Income Corp.                Common Stock         2,935
Red Hat Inc.                       Common Stock           938
Reliant Energy, Inc.               Common Stock         5,284
Reuters Group                      Common Stock        19,700
Rite Aid Corp.                     Common Stock         9,856
Royce Value Tr Inc.                Common Stock        19,072
SBC Communications, Inc.           Common Stock         1,194
SCI System, Inc.                   Common Stock        10,550
SK Telcom Co., Ltd.                Common Stock         2,356
Safeguard Scientifics, inc.        Common Stock         1,193
Sanmina Corp.                      Common Stock         7,663
Schlumberger Ltd.                  Common Stock        23,981
Scientific Atlanta, in.            Common Stock        26,050
Site Technologics, Inc.            Common Stock            39
Skywest, Inc.                      Common Stock        11,500
Sony Corp. American Shares         Common Stock        27,800
Speedus.com, Inc.                  Common Stock           328
Stillwater Mining Co.              Common Stock         3,935
Sun Microsystems, Inc.             Common Stock        52,963
Swift Transportation, Inc.         Common Stock        13,373
Symantec Corp.                     Common Stock         1,669
Syngenta AG                        Common Stock           109
Sysco Corp.                        Common Stock        12,000
Taiwan Semiconductor               Common Stock         1,725
Telefonos De Mexico SA             Common Stock        45,125
Tellabs Inc.                       Common Stock        22,600
Texas Instrs Inc.                  Common Stock        44,059
Tower Automotive, Inc.             Common Stock         9,000
Tri Continental Corp.              Common Stock        25,870
Tyco International, Ltd.           Common Stock         8,325
Unilever NV NY Shares              Common Stock         5,601
United Technologies Corp.          Common Stock        11,794
Vtel Corp.                         Common Stock           362
Verilink Corp.                     Common Stock            74
Veritas Software Corp.             Common Stock        11,638
Verisign, inc.                     Common Stock         1,929
Verizon Communications             Common Stock        24,461
Vicinity Corp.                     Common Stock         1,485
Visionamerica, Inc.                Common Stock            50

Visteon Corp.                                Common Stock                    610
Visx, inc.                                   Common Stock                  3,131
Vodafone Group                               Common Stock                 29,724
Wal Mart Stores, Inc.                        Common Stock                 18,594
Web Street, inc.                             Common Stock                  2,363
Western Digital Corp.                        Common Stock                  1,219
Wind River Systems, Inc.                     Common Stock                 34,125
Winstar Communications, Inc.                 Common Stock                  5,259
Worldcom, Inc.                               Common Stock                 18,689
Xerox Corp.                                  Common Stock                  1,156
Yahoo                                        Common Stock                  1,804
Canterbury Capital Custodial Stock           Common Stock                298,892
Daimler-Chrysler                             Common Stock                 18,458
Global Crossing Ltd.                         Common Stock                  2,004
Globalstar Telecom Ltd.                      Common Stock                     62
Transocean Sedco Forex, Inc.                 Common Stock                  2,668
Jacada Ltd.                                  Common Stock                    731
Royal Caribbean Cruises                      Common Stock                  7,935
Peninsular & Oriental Steam                  Common Stock                  2,838
Westjet Airlines, Ltd.                       Common Stock                  4,661
P & O Princess Cruise                        Common Stock                  2,533
                                                                      ----------
                                                                       3,092,380
                                                                      ==========

MUTUAL FUNDS & ANNUITIES

AIM Advisor Flex                             Mutual Funds                 58,043
AIM Charter                                  Mutual Funds                141,497
AIM Global Telecom & Tech - CL A             Mutual Funds                  2,619
AIM Global Telecom & Tech - CL B             Mutual Funds                  7,177
AIM Value                                    Mutual Funds                 34,329
Alger Capital Appreciation                   Mutual Funds                 51,982
Alliance Premier Growth                      Mutual Funds                  4,942
American Century Int'l Discovery             Mutual Funds                 30,127
American Funds American Mutual               Mutual Funds                 61,288
Artisan Mid Cap                              Mutual Funds                 19,749
Baron Asset                                  Mutual Funds                 64,851
Berger Growth                                Mutual Funds                 13,074
Berger New Generation                        Mutual Funds                  9,574
Berger Mid Cap Growth                        Mutual Funds                 12,554
American Funds Bond Fund of America          Mutual Funds                633,501
Brandywine Fund, Inc.                        Mutual Funds                 78,993
Davis Funds New York Venture                 Mutual Funds                 83,550
Dreyfus Growth & Value Emerging Leaders      Mutual Funds                     40
Dreyfus S&P 500 Index                        Mutual Funds              3,690,478
American Funds Europacific Growth            Mutual Funds                685,157
Federated Growth Strategies                  Mutual Funds                 16,844
Fidelity Advisor Growth Opportunities        Mutual Funds                  4,459
Fidelity Advisor Equity Income               Mutual Funds                  6,053
Fidelity Advisor Overseas                    Mutual Funds                  6,282
Fidelity Contrafund                          Mutual Funds                  9,479
Fidelity Mid-Cap Stock                       Mutual Funds                 25,175
Fidelity Magellan                            Mutual Funds                 14,907
Fidelity Growth Company                      Mutual Funds                 44,927

Fidelity Aggressive Growth                   Mutual Funds                   6,703
Fidelity New Millennium                      Mutual Funds                   9,820
Fidelity Low Priced Stock                    Mutual Funds                  13,658
Fidelity Growth & Income                     Mutual Funds                  45,457
Fidelity Dividend Growth                     Mutual Funds                  24,541
Fidelity Select Technology                   Mutual Funds                  15,784
Fidelity Select Financial Services           Mutual Funds                  10,839
Fidelity Select Regional Banks               Mutual Funds                   8,721
Fidelity Select Electronics                  Mutual Funds                  18,148
Fidelity Select Computers                    Mutual Funds                   5,233
Franklin Dynatech                            Mutual Funds                  33,864
Franklin US Gov't Secs                       Mutual Funds                  18,822
Franklin Age High Income                     Mutual Funds                  19,142
Franklin Small Cap Growth                    Mutual Funds                   1,103
Franklin Blue Chip                           Mutual Funds                  26,967
Franklin Universal Trust                     Mutual Funds                   2,752
Fremont US Micro Cap                         Mutual Funds                  35,578
John Hancock Regional Bank                   Mutual Funds                      22
Kinetic Internet                             Mutual Funds                   4,902
Kemper Capital Growth                        Mutual Funds                  34,405
Invesco Telecommunications                   Mutual Funds                  34,082
Invesco Total Return                         Mutual Funds                 426,160
American Funds Investment Co. of Amer.       Mutual Funds                 476,595
Janus Fund                                   Mutual Funds                  42,106
Janus Worldwide                              Mutual Funds                 281,631
Janus Twenty                                 Mutual Funds                  17,719
Janus Venture                                Mutual Funds                   6,420
Janus Flexible Income                        Mutual Funds                  66,030
Janus Global Technology                      Mutual Funds                  57,349
Janus Global Life Sciences                   Mutual Funds                   9,369
Janus Equity Income                          Mutual Funds                   9,837
Janus Olympus                                Mutual Funds                  35,550
Janus Overseas                               Mutual Funds                  44,811
Janus Mercury                                Mutual Funds                  38,396
Janus Balanced                               Mutual Funds                  51,031
Painewebber Tactical Allocation              Mutual Funds                   6,912
Legg Mason Value                             Mutual Funds                  24,832
Loomis Sayles Bond                           Mutual Funds                  22,619
Marsico Focus                                Mutual Funds                   6,642
Midas                                        Mutual Funds                   1,186
Munder Net Net - Cl B                        Mutual Funds                   3,978
Munder Net Net - Cl A                        Mutual Funds                   5,666
Mutual Beacon                                Mutual Funds                  27,159
American Funds New Perspective               Mutual Funds                 102,260
Oak Assoc. White Oak Growth Stock            Mutual Funds                  82,941
Oppenheimer Global Growth                    Mutual Funds                  12,257
Oppenheimer Growth                           Mutual Funds                  11,120
PBHG Technology & Communications             Mutual Funds                   1,810
PBHG Small Cap Value                         Mutual Funds                  40,742
PBHG Mid Cap Value                           Mutual Funds                  26,987
Painewebber Fund Growth                      Mutual Funds                  46,437
Painewebber Financial Services Growth        Mutual Funds                   1,117
Phoenix Strategic Theme                      Mutual Funds                  18,682
Phoenix Small Cap                            Mutual Funds                  16,004

Pilgrim Mid Cap Growth                        Mutual Funds               1,655,547
Pilgrim Large Cap Growth                      Mutual Funds               1,563,785
T Rowe Price Media & Telecommunications       Mutual Funds                   9,946
T Rowe Price Health Sciences                  Mutual Funds                   3,892
Putnam Health Sciences                        Mutual Funds                  38,817
RS Emerging Growth                            Mutual Funds                  42,738
RS Diversified Growth                         Mutual Funds                  23,816
T Rowe Price Equity Income                    Mutual Funds                   9,796
T Rowe Price Mid Cap Growth                   Mutual Funds                  20,017
Seligman Communications & Info                Mutual Funds                  14,849
Seligman Global Technology                    Mutual Funds                   3,680
American Funds Smallcap World                 Mutual Funds                 958,691
Sound Shore                                   Mutual Funds                     305
Swiss Helvetia                                Mutual Funds                   6,685
Templeton World                               Mutual Funds                   3,606
Templeton Foreign                             Mutual Funds                  53,460
Templeton Growth                              Mutual Funds                 128,320
Templeton Global Bond                         Mutual Funds                     919
United Services World Gold                    Mutual Funds                   3,818
Vanguard Lifestrategy Growth                  Mutual Funds                  10,064
Vanguard Balanced Index                       Mutual Funds                  92,391
Vanguard Windsor                              Mutual Funds                  49,824
Vanguard Asset Allocation                     Mutual Funds                 119,815
Vanguard High Yield Corporate                 Mutual Funds                  14,557
Vanguard Capital Opportunity                  Mutual Funds                  35,331
Vanguard European Stock Index                 Mutual Funds                     291
Vanguard 500 Index                            Mutual Funds                  63,548
Vanguard Value Index                          Mutual Funds                  91,818
Vanguard Growth Index                         Mutual Funds                  37,625
Warburg Pincus Global Post Venture Cap        Mutual Funds                  13,581
Warburg Pincus Global Telecommun.             Mutual Funds                   8,996
American Funds Washington Mutual Invest       Mutual Funds               1,960,100
Weitz Value                                   Mutual Funds                 100,628
American Express Custodial                    Mutual Funds                  17,760
Canterbury Capital Custodial                  Mutual Funds                  29,093
American Skandia Life Assurance               Group Annuity Contract       767,674
                                                                       -----------
                                                                        16,160,332
                                                                        ==========

EMPLOYER SECURITIES
-------------------

Sparta, Inc.                                  Employer Stock            46,411,762

LOANS
-----

Sparta, Inc. Stock 3rd Party Loan             Loan                          38,777
Participant Loans                             Participant Loans          1,287,867
                                                                       -----------
                                                                         1,326,644
                                                                        ==========

OTHER ASSETS
------------

Cedar Fair Depositary Unit LP                 Limited Partnerships           3,670
CNL Income Fund V                             Limited Partnerships           2,796
Ledcor Properties, A CA LP                    Limited Partnerships          35,295
Swift Energy Income Partners                  Limited Partnerships           3,424

Windsor Park Properties V                Limited Partnerships              3,689
Coupon Treas Rcpt 13.25% 5/15/01         U.S. Government Securities        4,150
Goldman Sachs Group Ser V 7.8% 1/28/10   Corporate Bond                   20,550
Other assets                             Other                            73,700
                                                                         -------
                                                                         147,274
                                                                         =======